UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
____________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of October 2022

Commission File Number: 001-38303
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WPP plc
(Translation of registrant's name into English)
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Sea Containers, 18 Upper Ground
London, United Kingdom SE1 9GL
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Forward-Looking Statements

In connection with the provisions of the U.S. Private Securities Litigation Reform Act of 1995 (the ‘Reform Act’), the Company may include forward-looking statements (as defined in the Reform Act) in oral or written public statements issued by or on behalf of the Company. These forward-looking statements may include, among other things, plans, objectives, beliefs, intentions, strategies, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as ‘anticipate’, ‘estimate’, ‘expect’, ‘intend’, ‘will’, ‘project’, ‘plan’, ‘believe’, ‘target’, and other words and similar references to future periods but are not the exclusive means of identifying such statements. As such, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond the control of the Company. Actual results or outcomes may differ materially from those discussed or implied in the forward-looking statements. Therefore, you should not rely on such forward-looking statements, which speak only as of the date they are made, as a prediction of actual results or otherwise. Important factors which may cause actual results to differ include but are not limited to: the impact of outbreaks, epidemics or pandemics, such as the Covid-19 pandemic and ongoing challenges and uncertainties posed by the Covid-19 pandemic for businesses and governments around the world; the unanticipated loss of a material client or key personnel; delays or reductions in client advertising budgets; shifts in industry rates of compensation; regulatory compliance costs or litigation; changes in competitive factors in the industries in which we operate and demand for our products and services; our inability to realise the future anticipated benefits of acquisitions; failure to realise our assumptions regarding goodwill and indefinite lived intangible assets; natural disasters or acts of terrorism; the Company’s ability to attract new clients; the economic and geopolitical impact of the Russian invasion of Ukraine; the risk of global economic downturn; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; the Company’s exposure to changes in the values of other major currencies (because a substantial portion of its revenues are derived and costs incurred outside of the UK); and the overall level of economic activity in the Company’s major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world’s advertising markets). In addition, you should consider the risks described in Item 3D, captioned “Risk Factors,” which could also cause actual results to differ from forward-looking information. In light of these and other uncertainties, the forward-looking statements included in this document should not be regarded as a representation by the Company that the Company’s plans and objectives will be achieved. Neither the Company, nor any of its directors, officers or employees, provides any representation, assurance or guarantee that the occurrence of any events anticipated, expressed or implied in any forward-looking statements will actually occur. The Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

EXHIBIT INDEX

Exhibit No.	Description
1	Third Quarter Trading Update dated 26 October 2022, prepared by WPP plc.

26 October 2022

Third Quarter Trading Update

Strong Q3 performance; LFL revenue less pass-through costs +3.8% year-on-year and acceleration of growth on 2019 at +10.9%; update to full year guidance
	£ million	+/(-)% reported[1]	+/(-)% LFL [2]
Third Quarter
Revenue[3]	3,573	10.3	2.7
Revenue less pass-through costs	2,986	13.1	3.8

Year to date
Revenue	10,329	10.2	6.6
Revenue less pass-through costs	8,496	12.7	7.1

■ Q3 revenue +10.3%; LFL revenue +2.7%

■ Q3 LFL revenue less pass-through costs +3.8%

o Acceleration of growth on 2019 levels +10.9% (Q2 +9.7%, Q1 +9.2%)

o Top five markets: USA +4.5%, UK +4.2%, Germany -8.7% (+3.3% excluding the impact of Covid-related contract in prior year), China -9.0%, India +10.7%

o Other major growth markets: Brazil +19.7%, Canada +7.7%

o By business sector: Global Integrated Agencies +4.3% (GroupM +4.7%, ex GroupM +4.0%), Public Relations +5.8%, Specialist Agencies -3.9% (+8.6% excluding Covid-related contract above)

■ $1.7 billion net new business won in Q3 and $5.1 billion net year-to-date

■ £692 million of share buybacks year-to-date, total of £800 million to be completed in 2022

■ Full year 2022 guidance updated: LFL revenue less pass-through costs growth raised to 6.5-7.0% (previously 6.0-7.0%); headline operating margin up 30 to 50 bps  (previously up around 50 bps)

Mark Read, Chief Executive Officer of WPP, said:

"WPP continues to show strong momentum, reflecting broad-based growth across our agencies, markets and industry sectors and the investment by our clients in marketing, ecommerce and digital transformation. Our performance on a three-year basis has continued to improve each quarter during 2022.

"Our new business success reflects the quality of our creative work, our strength in media and our ability to deliver integrated solutions to clients. During the quarter we achieved $1.7 billion of net new business, including assignments with Nestlé, Samsung and SC Johnson. Our leading scale and differentiated offer were exemplified by GroupM which led COMvergence's new business and retention global rankings in the first half of 2022.

"Our growth over the year has been strong with full year like-for-like revenue less pass-through costs now upgraded to 6.5-7.0%. We have continued to invest in our people and in data and technology to support this growth, resulting in headline operating margin now expected to be up 30 to 50 bps. We are on track with the £300m transformation savings and will continue to manage our costs with discipline.

"We enter the last quarter of the year with confidence, based on the leading competitive position of our businesses, our client momentum and the knowledge that the actions we have taken to strengthen WPP leave us well placed to support our clients in navigating the economic uncertainties ahead."

For further information:

Investors and analysts
Anthony Hamilton                           +44 7464 532903
Caitlin Holt                                      +44 7392 280178

Media
Chris Wade                                     +44 20 7282 4600

Richard Oldworth,                           +44 20 7466 5000
Buchanan Communications            +44 7710 130 634

wpp.com/investors

Overview
The business has performed well in the third quarter, continuing the positive momentum built up through the first half of the year. Revenue in the third quarter was up 10.3% at £3.6 billion. On a constant currency basis, revenue was up 1.4% year-on-year. Like-for-like growth, excluding the impact of currency, acquisitions and disposals, was 2.7%.

Revenue less pass-through costs in the third quarter was up 13.1% year-on-year to £3.0 billion, and up 4.0% on a constant currency basis. Excluding the positive net impact from acquisitions and disposals, like-for-like growth was 3.8%.

Operational and strategic progress

Clients and partners
Client demand remained healthy across all services as our clients continue to invest in their marketing, ecommerce and digital transformation.

We have won $5.1 billion of net new business in the first nine months of the year, up on the $4.6 billion in the same period in 2021. Significant wins and retentions include Nestlé Germany media, Samsung European CRM, Discover media, H&R Block creative and the consolidation of SC Johnson's global creative and shopper marketing account. Coca-Cola continues to be onboarded at pace; most recently, Coca-Cola-owned Costa Coffee appointed OpenX from WPP to lead its global brand strategy.

Industry recognition and awards
We are proud that our creative excellence and depth of capabilities have been recognised in the latest Q3 Forrester Waves. VMLY&R was named a leader in Marketing Creative and Content Services and WPP was named a leader among Global Marketing Services providers, in recognition of the strength of our offering, strategy and market presence.

On the media front, GroupM led COMvergence's new business and retention global Group rankings in the first half of 2022, reflecting the company's leading scale and differentiated offering. Within media agencies, Mindshare and Wavemaker ranked first and second respectively.

Investment for growth
We continue to invest in the long-term growth of our business across commerce, data, technology and media.

We acquired four businesses including Newcraft, a data-first European ecommerce consultancy based in Netherlands; Corebiz, a Latin American ecommerce agency specialising in VTEX implementation; JeffreyGroup, a leading corporate communications, public affairs, and marketing consulting firm in Latin America; and Passport Brand Design, a leading brand design agency based in the United States.

Transformation programme
We continue with our actions to deliver efficiency savings to invest in our people, accelerate growth and improve margins. In property, we opened our new Dusseldorf campus during the quarter. By the end of the year, we aim to open three further campuses, taking the total to 38 campuses that can accommodate around half our people. We have made progress in our shared services and IT transformation, with finance shared services now live in twelve markets. Our procurement team continue to leverage our global scale to consolidate our spend with suppliers; during the quarter this included working with our HR teams to consolidate spend with freelance and contractor agencies. We remain on track to deliver £300 million of efficiency savings by the end of 2022.

People
WPP is focussed on attracting, retaining and promoting exceptional, diverse talent. In July we launched the Making Space initiative, giving our people a company-wide break along with a series of events across our campuses and offices to inspire and reconnect. We have partnered with The One Club for Creativity to launch ONE School UK, a free 16-week online programme designed to open doors to a career in advertising for talented UK-based Black creatives. In addition, we launched the second year of the VisibleStart course, a programme providing career options and training for women over 45.

During the quarter we announced the internal promotions of Karen Blackett to President of WPP in the UK and Devika Bulchandani to Global Chief Executive Officer of Ogilvy. We are also pleased to announce the appointment of Juan Pedro Moreno as President of WPP's business in Spain, aligning with WPP's country leadership structure in other major markets. We also appointed Laura Maness as the new Global Chief Executive Officer of Grey and Wendy Lund as Chief Client Officer for Health and Wellness.

Environment
WPP is committed to achieving net zero carbon emissions across our supply chain - including our $60 billion of media investments - by 2030. Supporting this, GroupM released  its media decarbonisation report in July, which provides a framework to measure and reduce ad-based carbon emissions; an important first step to standardise and accelerate carbon reduction across different media channels.

Regional review

Revenue less pass-through costs analysis

£ million	Q3 2022	Q3 2021	+/(-) % reported	+/(-) % LFL
N. America	1,222	975	25.5	4.7
United Kingdom	381	362	5.1	4.2
W. Cont Europe	547	562	(2.7)	(2.1)
AP, LA, AME, CEE	836	741	12.8	6.9
Total Group	2,986	2,640	13.1	3.8

North America saw like-for-like revenue less pass-through costs up 4.7%, with strong growth in the US and Canada where both markets are up double digits on 2019 levels. Growth in the US was up 4.5% or 11.0% on 2019 levels, mainly driven by strength in GroupM and Hogarth, our media and production businesses.

In the United Kingdom, like-for-like revenue less pass-through costs was up 4.2% and saw a strong acceleration in its three-year LFL growth rate, from 7.3% in Q2 to 13.9% in Q3. Ogilvy, GroupM and H+K saw the highest growth in the quarter.

Western Continental Europe like-for-like revenue less pass-through costs fell by 2.1% in the quarter although achieved an acceleration in its three-year LFL growth rate from 10.0% in Q2 to 12.4% in Q3. Performance in Germany was down 8.7% year-on-year in Q3 due to the prior year boost from a Covid-related contract. Excluding this, Germany grew 3.3% and Western Continental Europe grew 2.5%. While France remains below 2019 levels, the other main markets showed growth.

Asia Pacific, Latin America, Africa & the Middle East and Central & Eastern Europe like-for-like revenue less pass-through costs was up 6.9%. The highest growth region was Latin America, led by Brazil which grew 19.7%, the sixth consecutive quarter of double-digit growth. Asia Pacific grew more slowly with strong growth in India, up 10.7% offset by a significant slowdown in China. China was down 9.0% in the third quarter, a deceleration from the second quarter, as Covid-related lockdowns have restricted activity.

Business sector review

Revenue less pass-through costs analysis

£ million	Q3 2022	Q3 2021	+/(-) % reported	+/(-) % LFL
Global Integrated Agencies	2,458	2,190	12.3	4.3
Public Relations	296	231	28.0	5.8
Specialist Agencies	232	219	6.1	(3.9)
Total Group	2,986	2,640	13.1	3.8

Prior year figures have been restated to reflect the reallocation of a number of businesses between Global Integrated Agencies and Specialist Agencies. This increases Global Integrated Agencies' Q3 2021 revenue less pass-through costs by £5 million and reduces Specialist Agencies' by the same amount.

Global Integrated Agencies like-for-like revenue less pass-through costs was up 4.3%. GroupM, which was approximately 37% of WPP revenue less pass-through costs in the third quarter, grew 4.7% in Q3 and showed an improving three-year trend from 15.9% in Q2 to 20.0% in Q3. Excluding GroupM, Global Integrated Agencies was up 4.0%. Hogarth was the standout performer in the quarter, while Ogilvy and AKQA also saw strong growth.

Public Relations like-for-like revenue less pass-through costs was up 5.8% and up 19.1% over 2019. BCW, H+K and FGS Global continued to perform well, reflecting the strong demand from clients for strategic advice in a heightened political environment.

Specialist Agencies like-for-like revenue less pass-through costs was down 3.9%, and up 17.1% over 2019. Excluding the impact of the Covid-related contract in Germany, growth was 8.6% year-over-year, fuelled by CMI, our healthcare media business, which grew double-digits.

Balance sheet highlights

Average adjusted net debt[4] in the first nine months of 2022 was £2.8 billion, compared to £1.5 billion in 2021, at 2022 exchange rates, an increase of £1.3 billion. Adjusted net debt at 30 September 2022 was £3.5 billion, compared to £1.6 billion on 30 September 2021, or £1.7 billion at 2022 exchange rates, an increase of £1.8 billion.

Share purchases of £735 million were made in the first nine months of the year, of which £692 million related to share buybacks and £43 million were purchases into the employee benefit trust.

Outlook

We are confident in the resilience of our business, our strategy and our long-term growth potential. Our updated guidance takes into account the strong third quarter performance, ongoing investment in our people, inflationary pressures and the impact of the current outlook for the global economy.

We therefore raise revenue guidance and adjust expectations for headline operating profit margin progress for the full year. Our guidance for 2022 is:

■ Like-for-like revenue less pass-through costs growth of 6.5-7.0% (previously 6.0-7.0%)

■ Foreign exchange rate benefit of around 7.0% to reported revenue less pass-through costs from the movement in sterling year-on-year

■ Mergers and acquisitions benefit of around 0.3% to revenue less pass-through costs

■ Headline operating margin improvement targeted at 30 to 50 bps (previously around 50 bps)

■ Capex £350-400 million

■ Trade working capital expected to be flat year-on-year; £300-£400 million outflow expected on non-trade working capital, largely driven by the high 2021 bonus paid out in 2022

■ Around £800 million of share buybacks in 2022, of which £692 million was completed in the year-to-date

■ Average adjusted net debt / headline EBITDA slightly below the guidance range of 1.5x - 1.75x

Cautionary statement regarding forward-looking statements

This document contains statements that are, or may be deemed to be, "forward-looking statements". Forward-looking statements give the Company's current expectations or forecasts of future events. An investor can identify these statements by the fact that they do not relate strictly to historical or current facts.

These forward-looking statements may include, among other things, plans, objectives, beliefs, intentions, strategies, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as 'anticipate', 'estimate', 'expect', 'intend', 'will', 'project', 'plan', 'believe', 'target', and other words and similar references to future periods but are not the exclusive means of identifying such statements. As such, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond the control of the Company. Actual results or outcomes may differ materially from those discussed or implied in the forward-looking statements. Therefore, you should not rely on such forward-looking statements, which speak only as of the date they are made, as a prediction of actual results or otherwise. Important factors which may cause actual results to differ include but are not limited to: the impact of outbreaks, epidemics or pandemics, such as the Covid-19 pandemic and ongoing challenges and uncertainties posed by the Covid-19 pandemic for businesses and governments around the world; the unanticipated loss of a material client or key personnel; delays or reductions in client advertising budgets; shifts in industry rates of compensation; regulatory compliance costs or litigation; changes in competitive factors in the industries in which we operate and demand for our products and services; our inability to realise the future anticipated benefits of acquisitions; failure to realise our assumptions regarding goodwill and indefinite lived intangible assets; natural disasters or acts of terrorism; the Company's ability to attract new clients; the economic and geopolitical impact of the Russian invasion of Ukraine; the risk of global economic downturn; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; the Company's exposure to changes in the values of other major currencies (because a substantial portion of its revenues are derived and costs incurred outside of the UK); and the overall level of economic activity in the Company's major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world's advertising markets). In addition, you should consider the risks described under Item 3D 'Risk Factors' in the Group's Annual Report on Form 20-F for 2021, which could also cause actual results to differ from forward-looking information. Neither the Company, nor any of its directors, officers or employees, provides any representation, assurance or guarantee that the occurrence of any events anticipated, expressed or implied in any forward-looking statements will actually occur. Accordingly, no assurance can be given that any particular expectation will be met and investors are cautioned not to place undue reliance on the forward-looking statements.

Other than in accordance with its legal or regulatory obligations (including under the Market Abuse Regulation, the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Conduct Authority), the Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

Any forward-looking statements made by or on behalf of the Group speak only as of the date they are made and are based upon the knowledge and information available to the Directors on the date of this document.

[1] Percentage change in reported sterling.
[2] Like-for-like. LFL comparisons are calculated as follows: current year, constant currency actual results (which include acquisitions from the relevant date of completion) are compared with prior year, constant currency actual results, adjusted to include the results of acquisitions and disposals for the commensurate period in the prior year.
[3] Certain businesses have been reclassified to associates as the Group no longer controls them. In addition, certain media billings     recognised as revenue earlier were re-assessed under IFRS 15: "Revenue from Contracts with Customers" and have been excluded from revenue, but have no impact on revenue less pass-through costs. There are no adjustments to previously reported revenue in the first three quarters of 2021. The adjustments were recorded for the first time for full-year 2021 reporting.
[4] Adjusted net debt excludes lease liabilities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WPP PLC
(Registrant)
Date: 26 October 2022	By: ______________________
Balbir Kelly-Bisla
Company Secretary